As filed with the Securities and Exchange Commission on April 26, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER THE
SECURITIES ACT OF 1933

Emulex Corporation

(Exact name of Registrant as specified in its charter)

3535 Harbor Boulevard

Costa Mesa, California 92626
(714) 662-5600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Delaware	51-0300558
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

PAUL F. FOLINO

President and Chief Executive Officer
Emulex Corporation
3535 Harbor Boulevard
Costa Mesa, California 92626
(714) 662-5600
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Robert M. Steinberg, Esq.

Jeffer, Mangels, Butler & Marmaro LLP
2121 Avenue of the Stars, 10th Floor
Los Angeles, California 90067
(310) 203-8080
Fax: (310) 203-0567

      Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:     ☑

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Share	Offering Price	Fee

1.75% convertible subordinated notes due February 1, 2007	$345,000,000	100%	$345,000,000	$31,740
Common stock, $.10 par value	6,408,030 shares(1)	— (2)	— (2)	— (2)

(1)	This number represents the number of shares of common stock that are initially issuable upon conversion of the 1.75% convertible subordinated notes due February 1, 2007 (the “Notes”) registered hereby. For purposes of estimating the number of shares of common stock to be included in the registration statement upon the conversion of the Notes, we calculated the number of shares issuable upon conversion of the Notes based on a conversion rate of 18.574 shares per $1,000 principal amount of the Notes. In addition to the shares set forth in the table, pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

(2)	No additional consideration will be received for the common stock, and therefore, no registration fee is required pursuant to Rule 457(i).

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 26, 2002

PRELIMINARY PROSPECTUS

$345,000,000

Emulex Corporation

1.75% Convertible Subordinated Notes

Due February 1, 2007
and
6,408,030 Shares of Common Stock
Issuable Upon Conversion of the Notes

        Holders of our 1.75% Convertible Subordinated Notes due February 1, 2007 may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling securityholders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

      The holders of the notes may convert the notes into shares of our common stock at any time at a conversion price of $53.84 per share, subject to certain adjustments. This is equivalent to a conversion ratio of approximately 18.574 shares per $1,000 principal amount of notes. Interest on the notes is payable on February 1 and August 1 of each year, commencing on August 1, 2002. On or after February 5, 2005, we may redeem the notes, in whole or in part, at the redemption prices set forth in this prospectus.

      In the event of a change of control of Emulex, as defined in this prospectus, we may be required to repurchase the notes from holders at 100% of the principal amount of the notes plus accrued interest.

      The notes are our unsecured obligations and are subordinated to all of our existing and future senior indebtedness. In addition, the notes will be effectively subordinated to any future indebtedness and other liabilities, including trade payables, of our subsidiaries.

      Our common stock is quoted on the Nasdaq National Market under the symbol “EMLX.” The last reported sale price of our common stock on the Nasdaq National Market on April 25, 2002 was $29.29 per share.

      Investing in our notes and common stock involves risks. Prospective purchasers of our notes and shares of common stock should carefully read the risk factors beginning on page 4 and the sections entitled “Risk Factors” in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus.

      Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2002

WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FORWARD-LOOKING STATEMENTS
RECENT DEVELOPMENTS
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
EXHIBIT 4.8
EXHIBIT 4.9
EXHIBIT 4.10
EXHIBIT 5.1
EXHIBIT 10.16
EXHIBIT 12.1
EXHIBIT 23.1
EXHIBIT 25.1

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may read and copy any materials that we have filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

      This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and omits portions of the information contained in the registration statement as permitted by the SEC. Additional information regarding us and our common stock is contained in the registration statement. You can obtain a copy of the registration statement from the SEC at the street address or Internet site listed in the above paragraph.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus or in later-filed documents incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and prior to the time that all of the securities offered by this prospectus are sold:

•	Our Annual Report on Form 10-K for the fiscal year ended July 1, 2001;

•	Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2001 and December 30, 2001;

•	Our Current Reports on Form 8-K, filed on January 24, 2002 and January 28, 2002;

•	The description of our common stock contained in our registration statement on Form 8-A filed March 28, 1983 pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purposes of updating such description;

•	The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A dated February 2, 1986, including any amendments or reports filed for the purposes of updating such description; and

•	Our Definitive Proxy Statement, filed October 12, 2001, relating to our annual meeting of stockholders held on November 15, 2001.

      A copy of these filings will be provided to you at no cost if you request them by writing or telephoning us at the following address:

Emulex Corporation
3535 Harbor Boulevard
Costa Mesa, California 92626
Attention: Investor Relations
Phone: (714) 662-5600

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

ii

FORWARD-LOOKING STATEMENTS

      With the exception of historical facts, the statements contained in this prospectus, including the sections entitled “Summary” and “Risk Factors,” are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are subject to the “safe harbor” provisions created by these statutes. These forward-looking statements include, but are not limited to, statements that relate to:

•	our future revenue;

•	product development;

•	demand, acceptance and market share;

•	competitiveness;

•	gross margins;

•	levels of research and development and operating expenses;

•	management’s plans and objectives for current and future operations; and

•	the sufficiency of financial resources to support future operations and capital expenditures.

      These statements are based on current expectations and are subject to risks, uncertainties and changes in condition, significance, value and effect, including those discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this document and in the documents we file from time to time with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These risks, uncertainties and changes in condition, significance, value and effect could cause actual results to differ materially from those expressed in this prospectus and in ways not readily foreseeable.

      You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus and of information currently and reasonably known. We undertake no obligation to release any revisions to these forward-looking statements which may be made to reflect events or circumstances which occur after the date of this prospectus or to reflect the occurrence or effect of anticipated or unanticipated events.

      Discussion contained in this document include forward-looking statements that involve known and unknown risks and uncertainties. Our actual results, levels of activity, performance or achievements may be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause or contribute to this difference include, among others things, those risk factors set forth in the section entitled “Risk Factors.” We identify forward-looking statements by words such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or similar terms that refer to the future. We cannot guarantee future results, levels of activity, performance or achievements.

iii

SUMMARY

      The following summary contains basic information about this offering. It may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information to which we refer you and the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Emulex,” “we,” “our” and “us” refer to Emulex Corporation and its consolidated subsidiaries, unless otherwise specified. All references to years refer to our fiscal years ended July 1, 2001, July 2, 2000 and June 27, 1999, as applicable, unless the calendar year is specified.

Emulex Corporation

      We are a leading developer and supplier of host bus adapters, or HBAs, that provide intelligent connectivity solutions for storage area networks, or SANs, network attached storage, or NAS, and redundant array of independent disks, or RAID, storage. HBAs are the data communication products that enable servers to connect to storage networks by offloading communications processing task as information is delivered and sent to the network. Our products are based on internally developed application specific computer chips, or ASICs, firmware and software technology, and can be deployed across a wide range of SAN protocols, configurations, system interfaces and operating systems. Our architecture offers a stable applications program interface, or API, that has been preserved across multiple generations of HBAs and to which many of the world’s leading Original Equipment Manufacturers, or OEMs, have customized software for mission-critical server and storage system applications.

      In recent years, the majority of our revenues have been comprised of products based on Fibre Channel technology. Our Fibre Channel development efforts began in 1992 and we shipped our first Fibre Channel product in volume in 1996. According to IDC and Dataquest, in calendar 2000 we were the world’s largest provider of Fibre Channel host bus adapters in terms of both revenue and units shipped. We have focused on maximizing the management features and performance of our Fibre Channel solutions and believe our LightPulse HBAs offer the critical reliability, scalability and performance required for mission-critical enterprise storage and computing networks.

      In March 2001, we acquired Giganet, Inc., a leading developer of storage networking products based on Ethernet and Internet Protocol, or IP, technologies. We intend to leverage our leading market position and established APIs to address emerging market opportunities for new interconnect technologies such as iSCSI, an internet transfer protocol for Small Computer Systems Interface, and Virtual Interface, or VI. We began shipping products based on VI in the fourth quarter of fiscal 2001 and expect initial commercial shipments of our iSCSI products in calendar 2002.

      Our customers include the world’s leading storage and server suppliers, including Compaq, Dell, EMC, Fujitsu-Siemens, Groupe Bull, Hewlett-Packard, Hitachi Data Systems, IBM, NEC, Network Appliance and Unisys. In addition, we have formed strategic partnerships with industry leaders such as Brocade, Intel, INRANGE, Legato, McDATA, Microsoft, and Veritas.

      Our executive offices are located at 3535 Harbor Boulevard, Costa Mesa, California 92626; Phone: (714) 662-5600.

RECENT DEVELOPMENTS

      On April 18, 2002, we released operating results for the third quarter of fiscal 2002. Revenues for the third fiscal quarter of 2002 ended March 31, 2002 were $69.6 million, up 15% from the $60.4 million reported for the same quarter a year ago. For the third fiscal quarter, we reported a net loss of $16.5 million, or $0.20 per share, compared with a net loss of $24.5 million, or $0.32 per share for the prior year’s period.

The Offering

Securities Offered	$345,000,000 principal amount of 1.75% Convertible Subordinated Notes due February 1, 2007, plus 6,408,030 shares of our common stock issuable upon conversion of the notes.

Interest	The notes bear interest at an annual rate of 1.75%. Interest is payable on February 1 and August 1 of each year, beginning August 1, 2002.

Maturity Date	February 1, 2007.

Conversion Rights	The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $53.84 per share, subject to certain adjustments. This is equivalent to a conversion rate of approximately 18.574 shares per $1,000 principal amount of notes. Upon conversion, holders will not receive any cash representing accrued interest. See “Description of the Notes — Conversion of Notes.”

Optional Redemption	We may redeem the notes on or after February 5, 2005 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to, but excluding, the redemption date.

Sinking Fund	None.

Purchase of Notes Upon Change in Control	Upon a change in control, holders may require us to purchase their notes at 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the purchase date. We may not have sufficient funds to pay the purchase price for all duly tendered notes upon a change in control.

Subordination	The notes will be general unsecured obligations of Emulex. The notes will be subordinated in right of payment to any future senior indebtedness. The notes will also be effectively subordinated to the future indebtedness and other liabilities, including trade payables, of our subsidiaries. As of March 31, 2002, we have no senior indebtedness outstanding for purposes of the indenture. We and our subsidiaries are not prohibited from incurring senior indebtedness or other debt under the indenture.

Use of Proceeds	We will not receive any of the proceeds of the resale of the notes by the selling securityholders or the common stock into which the notes may be converted.

Trading	The notes are eligible for trading in the PORTAL market. However, we can give no assurance as to the liquidity of or trading market for the notes. Our common stock is traded on The Nasdaq National Market under the symbol “EMLX.”

Registration Rights	Pursuant to a registration rights agreement, we have filed a shelf registration statement, of which this prospectus is a part, with the SEC with respect to the notes and the common stock issuable upon conversion of the notes. See “Description of the Notes — Registration Rights.”

Indenture and Trustee	We have issued the notes under an indenture dated as of January 29, 2002, between us and State Street Bank and Trust Company of California, N.A., as trustee.

Risk Factors

      Investment in the notes involves risk. You should carefully consider the information under “Risk Factors” and all other information included in this prospectus and our SEC reports before investing in the notes and the common stock into which the notes are convertible offered through this prospectus.

RISK FACTORS

      You should carefully consider the risks described below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. (All dollar amounts in this risk factors section are in thousands, except share and per share data.)

Risks Related to Our Business

Our business depends upon the continued development of the storage networking market, and our revenues will be limited if such development does not occur or occurs more slowly than we anticipate.

      The size of our potential market is dependent upon the broad acceptance of our storage networking technologies as alternatives to other technologies traditionally utilized for network and storage communications. The storage networking market, while rapidly evolving and attracting an increasing number of market participants, is still at an early stage of deployment. We believe the storage networking market will continue to expand and that our investment in the storage networking market represents our greatest opportunity for revenue growth and profitability in the future. However, we cannot be certain that storage networking products will gain broader market acceptance or that customers will choose our technology and products. Additionally, since our products are sold as parts of integrated systems, our products’ demand is driven by the demand for these integrated systems, including other companies’ complementary products. A lack of demand for the integrated systems or a lack of complementary products required for these integrated systems could have a material adverse effect on our business, results of operations and financial condition. Among our storage networking products, Fibre Channel products accounted for 96 percent and IP Storage Networking products accounted for two percent of total net revenues for the quarter ended December 30, 2001. If the storage networking market fails to develop, develops more slowly than anticipated, attracts more competitors than we expect, as discussed below, or if our products do not achieve market acceptance, our business, results of operations and financial condition would be materially adversely affected.

      Alternative existing technologies such as Small Computer Systems Interface, or SCSI, compete with our Fibre Channel and IP Storage Networking technologies for customers. Some SCSI technology companies already have well-established relationships with our current and potential customers, have extensive knowledge of the markets we serve and have better name recognition and more extensive development, sales and marketing resources than we have. Our success also depends both on our own ability and on the ability of our OEM customers to develop storage networking solutions that are competitive with legacy technologies. Ultimately, however, our business depends upon our ability, along with the ability of our OEM customers, to convince end users to adopt and implement our storage networking products.

      While we have secured numerous design wins for our storage networking products from OEM customers, several of these customers are still at the early stages of incorporating our storage networking products throughout their product offerings. If our customers are unable to or otherwise do not ship systems that incorporate our products, or if their shipped systems are not commercially successful, our business, results of operations and financial condition would be materially adversely affected.

Our operating results are difficult to forecast and may be adversely affected by many factors.

      Our revenues and results of operations have varied on a quarterly basis in the past and potentially may vary significantly in the future. Accordingly, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful, and you should not rely on such comparisons as indications of our future performance. Our revenues and results of operations are difficult to forecast and could be adversely affected by many factors, including, among others:

•	The size, timing and terms of customer orders;

•	The relatively long sales and deployment cycles for our products, particularly those sold through our OEM sales channels;

•	Changes in our operating expenses;

•	Our ability to develop and market new products;

•	The ability of our contract manufacturers to produce and distribute our products in a timely fashion;

•	The integration of additional contract manufacturers or additional sites of our current contract manufacturers;

•	Component shortages experienced by us, or reduced demand from our customers if our customers are unable to acquire the components used in conjunction with our products in their deployments;

•	The market acceptance of our new products;

•	The timing of the introduction or enhancement of products by us, our OEM customers and our competitors;

•	The level of product and price competition;

•	Our ability to expand our relationships with OEMs and distributors;

•	Activities of, and acquisitions by, our competitors, customers and strategic partners;

•	Acquisitions or strategic investments made by us;

•	Changes in technology, industry standards or consumer preferences;

•	Changes in interest rates;

•	Changes in the mix of sales channels;

•	The level of international sales;

•	Seasonality;

•	Personnel changes;

•	Changes in customer budgeting and spending;

•	Foreign currency exchange rates;

•	Slower than expected market growth; and

•	General economic conditions.

      As a result of these and other factors, our business, results of operations and financial condition could be materially adversely affected.

      There are other factors that contribute to the variability of our sales as well. Historically, we have generally shipped products quickly after we receive orders, meaning that we do not always have a significant backlog of unfilled orders. As a result, our revenues in a given quarter may depend substantially on orders booked in that quarter. Alternatively, orders already in backlog may be deferred or cancelled. Also, we have typically generated a large percentage of our quarterly revenues in the last month of the quarter. Additionally, individual OEM customer purchases can vary significantly from quarter to quarter.

      A decrease in the number of orders we receive is likely to adversely and disproportionately affect our quarterly results of operations. This is because our expense levels are partially based on our expectations of future sales and our expenses may be disproportionately large as compared to sales in a quarter with reduced orders. Hence, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.

      Any shortfall in sales in relation to our quarterly expectations or any delay of customer orders would likely have an immediate and adverse impact on our business, quarterly results of operations and financial condition.

Terrorist activities and resulting military and other actions could adversely affect our business.

      The terrorist attacks in New York and Washington, D.C. have disrupted commerce throughout the United States and Europe. The continued threat of terrorism within the United States and Europe and the military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in delays or cancellations of customer orders, delays in collecting cash, a general decrease in corporate spending on information technology, or our inability to effectively market, manufacture or ship our products, our business and results of operations could be materially and adversely affected. We are unable to predict whether the threat of terrorism or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have any long-term material adverse effect on our business, results of operations or financial condition.

A significant decrease or delay in orders from one or more of our customers could adversely affect our business.

      We experienced a downturn in Fibre Channel HBA demand first evidenced by order deferrals experienced and disclosed by us in early February of calendar 2001. In the event such deferrals were to occur again, our business, results of operations and financial condition could be materially adversely affected.

The loss of one or more customers could adversely affect our business.

      We rely almost exclusively on OEMs and sales through distribution channels for our revenue. For the six months ended December 30, 2001, we derived approximately 78 percent of our net revenues from OEMs and 22 percent from sales through distribution. For the same six-month period of fiscal 2001, we derived approximately 83 percent of our net revenues from OEMs and 17 percent from distribution sales. We cannot be certain that we will retain our current OEM and distributor customers or that we will be able to recruit additional or replacement customers. As is common in an emerging technology industry, our agreements with OEMs and distributors are typically non-exclusive, have no volume commitments, and often may be terminated by either party without cause. Indeed, many of our OEM and distributor customers carry or utilize competing product lines. If we were to suddenly lose one or more important OEM or distributor customers to a competitor, our business, results of operations and financial condition could be materially adversely affected.

      For the six months ended December 30, 2001, direct sales to Compaq and IBM accounted for 29 percent and 18 percent of our total net revenues, respectively. Direct sales to no other customer accounted for more than 10 percent of total net revenues. Additionally, some of our larger OEM customers purchased products indirectly through distributors, resellers or other third parties. Total net revenues, including direct sales to our customers and their customer-specific models purchased indirectly through other distribution channels, amounted to 29 percent of our total net revenues for Compaq, 26 percent for IBM, and 20 percent for EMC for the six months ended December 30, 2001. For the same six-month period of fiscal 2001, direct sales to Compaq, IBM and EMC accounted for 27 percent, 18 percent, and 13 percent of our total net revenues, respectively. Direct sales to no other customer accounted for more than 10 percent of total net revenues during this period. Total net revenues, including direct sales to our customers and their customer-specific models purchased indirectly through other distribution channels, amounted to 27 percent of our total net revenues for IBM, 27 percent for Compaq, and 22 percent for EMC for the same six-month period of fiscal 2001. Direct sales to our top five customers accounted for 67 percent of total net revenues for the six months ended December 30, 2001, and 73 percent for the same six-month period of fiscal 2001. Recently, Compaq and Hewlett-Packard announced their intention to merge. Although we cannot predict the effects of such merger on our business, to the extent that such merger results in decreased demand or margins for our products, our business, results of operations and financial condition could be materially and adversely affected. Although we have attempted to expand our base of customers, we believe our revenues in the future will continue to be similarly derived from a limited number of customers, especially given the consolidation the industry has recently experienced. As a result, to the extent that sales to any of our significant customers are reduced or impaired, our business, results of operations, and financial condition could be materially and adversely affected.

The failure of one or more of our significant customers to make payments could adversely affect our business.

      We are also subject to credit risk associated with the concentration of our accounts receivable from our customers. Our days sales outstanding, or DSOs, were 46 days and 40 days at December 30, 2001, and December 31, 2000, respectively. There can be no assurance they will remain at this level or improve. If we were to lose one of our current significant customers or did not receive their payments due to us, we could experience a material adverse effect on our business, results of operations and financial condition.

A decrease in the demand for high performance computer and storage systems could adversely affect our business.

      Our Fibre Channel and IP Storage Networking products are currently used in high-performance computer and storage systems. The demand for our Fibre Channel products, which represent 97 percent of our revenues for the six months ended December 30, 2001, has been supported by the demand for sophisticated networking and data storage solutions that support enterprise computing requirements, including on-line transaction processing, data mining, data warehousing, multimedia and Internet applications. Should there be a slowing in the growth of demand for such systems, our business, results of operations and financial condition could be materially adversely affected.

We have experienced losses in our history.

      We have experienced losses in our history, most recently a net loss of $68,299 for the six months ended December 30, 2001, and $23,603 for the fiscal year ended July 1, 2001. The net loss for the six months ended December 30, 2001 included $78,128 ($76,897, net of tax) of amortization of goodwill and other intangibles related to the acquisition of Giganet, Inc. and an excess and obsolete inventory charge of $13,635, or $8,454 net of tax. The net loss for the fiscal year ended July 1, 2001, included $22,280 of in-process research and development expenses and $52,085 of amortization of goodwill and other intangibles related to the acquisition of Giganet, Inc. We are amortizing goodwill and other intangibles related to the acquisition of Giganet, Inc. over periods of two to seven years, and the resulting recurring quarterly charges are expected to approximate or exceed our current level of pretax earnings, until we adopt Financial Accounting Standards Board Statement No. 142, or Statement 142, “Goodwill and Other Intangible Assets,” in the first quarter of fiscal 2003, potentially generating a net loss for us in upcoming quarters. We cannot be certain that revenues will remain at current levels or improve or that we will be profitable at such revenue levels.

Some of our suppliers or our OEM customers could become competitors.

      Some of our suppliers or our OEM customers currently have, and others could develop, products internally that would replace our products. The resulting production delays or reductions in sales of our products could have a material adverse effect on our business, results of operations and financial condition.

Our industry is subject to rapid technological change, and we must keep pace with the changes to successfully compete.

      The markets for our products are characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. Our future success depends in a large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. Currently, proposed new technologies such as 10 Gigabit optics; Infiniband; PCI-X; 3GIO; iSCSI; SCSI over IP, or SOIP; VI; and iWarp; are still in the early development stages and it is impossible to know what the end technology will provide. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product enhancements that respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products and enhancements, or that we will be able to license the core technologies with commercially reasonable terms from third parties.

      A key element of our business strategy is to develop multiple ASICs in order to increase system performance and reduce manufacturing costs, thereby enhancing the price/ performance of our storage networking products. We cannot be certain that we will be successful at developing and incorporating ASICs effectively and in a timely manner. Furthermore, as our customers migrate from one platform to the enhanced price/ performance of the next platform, we may experience reduced revenue, gross profit and gross margin levels associated with lower average selling prices and higher relative product costs associated with improved performance. Also, economic conditions during platform migration periods can have a significant impact on results. This was evidenced in late September 2001, as some of our major customers made announcements that general economic conditions, exacerbated by the increase in economic uncertainty in the aftermath of the terrorist events of September 11, 2001, were having a negative impact on their financial results. The announcements made, and forecasts received, indicated deteriorating demand for our one gigabit products as these customers are expected to migrate to two gigabit products for future purchases. As a result, we recorded an excess and obsolete inventory charge totaling $13,635 during the quarter ended September 30, 2001. Additionally, changes in technology and consumer preference could potentially render our current products uncompetitive or obsolete. If we are unable, for technological or other reasons, to develop new products, enhance existing products, or consume existing products in a timely and cost-effective manner in response to technological and market changes, our business, results of operations and financial condition would be materially adversely affected.

The failure of our OEM customers to keep up with rapid technological change could adversely affect our business.

      Our revenues depend significantly upon the ability and willingness of our OEM customers to develop, promote and deliver, on a timely basis, products that incorporate our technology. The ability and willingness of OEM customers to develop, promote and deliver such products are significantly influenced by a number of factors, such as:

•	The timely development by us and our OEM customers of new products with new functionality, increased speed and enhanced performance at acceptable prices;

•	The development costs facing our OEM customers;

•	The compatibility of new products with both existing and emerging industry standards;

•	Technological advances;

•	The ability to acquire all required components;

•	Intellectual property issues; and

•	Competition in general.

      We cannot be certain of the ability or willingness of our OEM customers to continue developing, marketing and selling products that incorporate our technology. Our business is dependent on our relationships with our OEM and distributor customers, so the inability or unwillingness of any of our significant customers to develop or promote products that use our technology would have a material adverse effect on our business, results of operations and financial condition.

Rapid changes in the evolution of technology could adversely affect our business.

      Historically, the electronics industry has developed higher performance ASICs that create chip level solutions that replace selected board level solutions at a significantly lower average selling price. We have previously offered ASICs to certain customers for certain applications which has effectively resulted in a lower-priced solution when compared to an HBA solution. We anticipate that this transition will occur for our products in certain applications as well. If this transition is more abrupt or is more widespread than anticipated, there can be no assurance that we will be able to modify our business model in a timely manner, if at all, in order to mitigate the effects of this transition on our business, results of operations and financial position.

Our markets are highly competitive.

      The markets for our products are highly competitive and are characterized by rapid technological advances, price erosion, frequent new product introductions and evolving industry standards. Our current and potential competition consists of major domestic and international companies, many of which have substantially greater financial, technical, marketing and distribution resources than we have. We also expect that an increasing number of companies will enter the markets for our storage networking products. Furthermore, larger companies in other related industries may develop or acquire technologies and apply their significant resources, such as distribution channels and brand recognition, to acquire significant market share. Emerging companies attempting to obtain a share of the existing markets act as potential competition as well. Additionally, our competitors continue to introduce products with improved price/ performance characteristics, and we will have to do the same to remain competitive. Increased competition could result in significant price competition, reduced revenues, lower profit margins or loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition. Our Fibre Channel products may also compete at the end-user level with other technology alternatives such as SCSI, which are available from companies such as Adaptec, LSI Logic and Qlogic. In the future, other technologies that we are not currently developing may evolve to address the applications served by Fibre Channel today.

      As is common in an emerging technology industry with non-exclusive development arrangements, many of our OEM customers arrange second source agreements to meet their requirements. Furthermore, in the future, our OEM customers may develop products that compete with ours or purchase such products from our competitors and may terminate their relationships with us as a result.

A decrease in the average unit selling prices of our Fibre Channel products could adversely affect our business.

      Since we first introduced our Fibre Channel products, we have experienced downward pressure on their average unit selling prices. To the extent that average unit selling prices of our Fibre Channel products decrease without a corresponding decrease in the costs of such products, our gross margins and financial performance could be materially adversely affected.

Delays in product development could adversely affect our business.

      We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could have a material adverse effect on our business, results of operations and financial condition. Prior delays have resulted from numerous factors, such as:

•	Changing OEM product specifications;

•	Difficulties in hiring and retaining necessary personnel;

•	Difficulties in reallocating engineering resources and other resource limitations;

•	Difficulties with independent contractors;

•	Changing market or competitive product requirements;

•	Unanticipated engineering complexity;

•	Undetected errors or failures in software and hardware; and

•	Delays in the acceptance or shipment of products by OEM customers.

Our joint development activities may result in products that are not commercially successful or that are not available in a timely fashion.

      We have engaged in joint development projects with third parties in the past and we expect to continue doing so in the future. Joint development creates several risks for us, including the loss of control over development of aspects of the jointly-developed products and over the timing of product availability. Accordingly, we face the risk that joint development activities will result in products that are not commercially successful or that are not available in a timely fashion.

The loss of third-party suppliers or our contract manufacturers could adversely affect our business.

      We rely on third-party suppliers for components that are used in our products, and we have experienced delays or difficulty in securing components in the past. Delays or difficulty in securing components may be caused by numerous factors including, but not limited to:

•	Discontinued production by a vendor;

•	Undetected errors or failures;

•	Natural disasters;

•	Disruption in shipping channels;

•	Difficulties associated with foreign operations; and

•	Market shortages.

      Additionally, key components that we use in our products may only be available from single sources with which we do not have contracts. For example, Intel is currently our sole supplier for microprocessors used in our Fibre Channel products, and IBM is currently our sole supplier for components that enable some of our older-generation Fibre Channel products to connect to networks. In addition, we design our own semiconductors that are embedded in our products, and these are manufactured by third-party semiconductor foundries such as LSI Logic and QuickLogic. In addition to hardware, we design software to provide functionality to our hardware products. We also license software from third party providers for use with our traditional networking products. Most of these providers are the sole source for this software. The loss of one or more of our sole suppliers or third party foundries could have a material effect on our business, results of operations and financial condition.

      Because we outsource the production of our products to contract manufacturers, such as Suntron Corporation (formerly known as K*TEC Electronics) and Manufacturers’ Services Ltd., or MSL, we only manage the supply of a small number of our product components. Suntron manufactures for us within the United States, while MSL manufactures for us in both the United States and in Europe at its Global Manufacturing Services production facility in Valencia, Spain. Currently, we rely upon Suntron and MSL to complete the majority of the component purchases for our products. Consequently, we cannot be certain that the necessary components will be available to meet our future requirements at favorable prices, if at all. Moreover, because we rely upon Suntron and MSL to manufacture, store and ship our products, if Suntron or MSL are unable or unwilling to complete production runs for us in the future, or experience any significant delays in completing production runs or shipping product, the manufacturing and sale of our products would be temporarily suspended. An interruption in supply of our products and the cost of qualifying and shifting production to an alternative manufacturing and distribution facility would have a material adverse effect on our business, results of operations and financial condition.

The inadequacy of our intellectual property protections could adversely affect our business.

      We believe that our continued success depends primarily on continuing innovation, marketing and technical expertise, as well as the quality of product support and customer relations. At the same time, our success is partially dependent on the proprietary technology contained in our products. We currently rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual provisions to establish and protect our intellectual property rights in our products. For a more complete description of our intellectual property, you should read “Business — Intellectual Property” contained in our most recently filed Form 10-K.

      We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology, or that we can maintain such technology as trade secrets. In addition, the laws of some of the countries in which our products are or may be developed, manufactured or sold may not protect our products and intellectual property rights to the same extent as the laws of the United States or at all. Our failure to protect our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.

Third-party claims of intellectual property infringement could adversely affect our business.

      We believe that our products and technology do not infringe on the intellectual property rights of others or upon intellectual property rights that may be granted in the future pursuant to pending applications. We occasionally receive communications from third parties alleging patent infringement, and there is always the chance that third parties may assert infringement claims against us. Any such claims, with or without merit, could result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, which may or may not be available. However, we have in the past, and may be required in the future, to obtain licenses of technology owned by other parties. We cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. If we were to fail to obtain such royalty or licensing agreements in a timely manner and on reasonable terms, our business, results of operations and financial condition would be materially adversely affected.

The loss of key technical personnel could adversely affect our business.

      Our success depends to a significant degree upon the performance and continued service of engineers involved in the development of our storage networking technologies and technical support of our storage networking products and customers. Our future success depends upon our ability to attract, train and retain such personnel. We will need to increase the number of technical staff members with experience in high-speed networking applications as we further develop our storage networking product lines. Competition for such highly skilled employees in our local community as well as our industry is intense, and we cannot be certain that we will be successful in recruiting and retaining such personnel. In addition, employees may leave our company and subsequently compete against us. If we are unable to attract new technical employees, or are unable to retain our current key technical employees, our business, results of operations and financial condition could be materially adversely affected.

Our international business activities subject us to risks that could adversely affect our business.

      For the six months ended December 30, 2001, sales in the United States accounted for 59 percent of our total net revenues, sales in Europe accounted for 36 percent of our total net revenues, and sales in the Pacific Rim countries accounted for five percent of our total net revenues. For the six months ended December 30, 2000, sales in the United States accounted for 64 percent of total net revenues, sales in Europe accounted for 32 percent of our total net revenues, and sales in the Pacific Rim countries accounted for four percent of our total net revenues. We expect that sales in the United States and Europe will continue to account for the substantial majority of our net revenues for the foreseeable future. All of our sales are currently denominated in U.S. dollars. As a result, if the value of the U.S. dollar increases relative to foreign currencies, our products could become less competitive in international markets. Additionally, some of our products are produced at a MSL production facility in Valencia, Spain and as a result we are subject to the risks inherent in international operations.

      Our international business activities could be limited or disrupted by any of the following factors:

•	The imposition of governmental controls and regulatory requirements;

•	The costs and risks of localizing products for foreign countries;

•	Restrictions on the export of technology;

•	Financial and stock market dislocations;

•	Increases in interest rates;

•	Longer accounts receivable payment cycles;

•	Potentially adverse tax consequences;

•	The burden of complying with a wide variety of foreign laws;

•	Changes in the value of local currencies relative to our functional currency;

•	Trade restrictions;

•	Changes in tariffs;

•	General economic and social conditions within foreign countries; and

•	Political instability or terrorism.

      In addition, the revenues we earn in various countries in which we do business may be subject to taxation by more than one jurisdiction, thereby adversely affecting our earnings. These factors could harm future sales of our products to international customers and have a material adverse effect on our business, results of operations and financial condition.

Export restrictions may adversely affect our business.

      Our products are subject to U.S. Department of Commerce export control restrictions. Neither our customers nor we may export such products without obtaining an export license. These U.S. export laws also prohibit the export of our products to a number of countries deemed by the United States to be hostile. These restrictions may make foreign competitors facing less stringent controls on their products more competitive in the global market than we or our customers are. The U.S. government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised. The sale of our products could be harmed by our failure or the failure of our customers to obtain the required licenses or by the costs of compliance.

We may need additional capital in the future and such additional financing may not be available.

      We currently anticipate that our available cash resources will be sufficient to meet our expected working capital and capital expenditure requirements for at least the next 12 months. However, we cannot assure you that such resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements. We may need to raise additional funds through public or private debt or equity financings in order to:

•	Take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies;

•	Develop new products or services;

•	Repay outstanding indebtedness; or

•	Respond to unanticipated competitive pressures.

      We may also raise additional funds through public or private debt or equity financings if such financings become available on favorable terms. We cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or services or otherwise respond to unanticipated competitive pressures. In any such case, our business, results of operations and financial condition could be materially adversely affected.

Potential acquisitions or strategic investments may be more costly or less profitable than anticipated and may adversely affect the price of our common stock.

      In addition to the risks related to our acquisition of Giganet, Inc., discussed below, we may pursue additional acquisitions or strategic investments that could provide new technologies, products or service offerings. Future acquisitions or strategic investments may involve the use of significant amounts of cash, potentially dilutive issuances of equity or equity-linked securities, incurrence of debt and amortization of intangible assets with determinable lives. Moreover, to the extent that any proposed acquisition or strategic investment is not favorably received by stockholders, analysts and others in the investment community, the price of our common stock could be adversely affected. In addition, acquisitions or strategic investments involve numerous risks, including:

•	Difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

•	The diversion of management’s attention from other business concerns;

•	Risks of entering markets in which we have limited or no prior experience; and

•	The potential loss of key employees of the acquired company.

      In the event that an acquisition or strategic investment does occur and we are unable to successfully integrate operations, technologies, products or personnel that we acquire, our business, results of operations and financial condition could be materially adversely affected.

Our stock price is volatile, which has and may result in lawsuits against us and our officers and directors.

      The stock market in general, and the stock prices in technology-based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public company. The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future as well. Factors which could have a significant impact on the market price of our common stock include, but are not limited to, the following:

•	Quarterly variations in operating results;

•	Announcements of new products by us or our competitors;

•	The gain or loss of significant customers;

•	Changes in analysts’ earnings estimates;

•	Rumors or dissemination of false information;

•	Pricing pressures;

•	Short selling of our common stock;

•	Dilution resulting from conversion of outstanding convertible subordinated notes into shares of our common stock;

•	General conditions in the computer, storage or communications markets; or

•	Events affecting other companies that investors deem to be comparable to us.

      In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. In this regard, we and certain of our officers and directors have been named as defendants in a number of securities class action lawsuits filed in the United States District Court, Central District of California. The plaintiffs in the actions purport to represent purchasers of our common stock during various periods ranging from January 18, 2001, through February 9, 2001. The complaints allege that we and certain of our officers and directors made misrepresentations and omissions in violation of sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. The complaints generally seek compensatory damages, costs and attorney’s fees in an unspecified amount. Pursuant to a Stipulation and Court Order, the actions have been consolidated. On August 24, 2001, an Amended and Consolidated Complaint was filed which asserts the same claims as discussed above. The defendants filed a motion to dismiss the Amended and Consolidated Complaint, which was denied by way of an order dated March 7, 2002. Defendants have filed a motion for reconsideration of that order, which is scheduled to be heard on May 6, 2002. As a result of these class action lawsuits, a number of derivative cases were filed in state courts in California and Delaware, and in federal court in California, alleging that certain officers and directors breached their fiduciary duties to the Company in connection with the events alleged in the class action lawsuits. The derivative cases filed in California state courts have been consolidated in Orange County and plaintiffs filed a consolidated and amended complaint on January 31, 2002. The defendants have filed demurrers to the complaint, which are scheduled to be heard on May 10, 2002. The derivative suit in Delaware was dismissed on August 28, 2001. The defendants filed a motion to dismiss or stay the California federal derivative action and, on March 15, 2002, the court ordered that further proceedings should be stayed pending resolution of the class action lawsuit described above. All of these complaints generally seek compensatory damages, costs and attorney’s fees in an unspecified amount. Such litigation could result in substantial costs to us and a diversion of our management’s attention and resources. While we believe that the lawsuits are without legal merit and intend to defend them vigorously, because the lawsuits are at an early stage, it is not possible to predict whether we will incur any material liability in connection with such lawsuits. We have received inquiries about events giving rise to the lawsuits from the Securities and Exchange Commission and the Nasdaq Stock Market.

Our corporate offices and principal product development facilities are located in a region that is subject to earthquakes and other natural disasters.

      Our California facilities, including our corporate offices and principal product development facilities, are located near major earthquake faults. The Company is not specifically insured for earthquakes, or other such natural disasters. Any personal injury or damage to the facilities as a result of such occurrences could have a material adverse effect on our business, results of operations and financial condition.

We do not plan to pay cash dividends on our common stock.

      We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the growth and expansion of our business and for general corporate purposes.

Our stockholder rights plan, certificate of incorporation and Delaware law could adversely affect the performance of our stock.

      Our stockholder rights plan and provisions of our certificate of incorporation and of the Delaware General Corporation Law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. The stockholder rights plan and these provisions of our certificate of incorporation and Delaware law are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. You should read Note 10 to the Consolidated Financial Statements in our most recently filed Annual Report on Form 10-K, our certificate of incorporation and Delaware law for more information on the anti-takeover effects of provisions of our stockholder rights plan.

Although we expect that our acquisition of Giganet, Inc. will result in benefits, those benefits may not be realized and our stock price may decline as a result.

      On March 1, 2001, we completed our acquisition of Giganet, Inc. Effective July 2, 2001, Giganet was merged with and into Emulex Corporation, a California corporation that is the primary operating subsidiary of the Company. Achieving the benefits of the acquisition will depend in part on our ability to integrate the technology, operations and personnel of the two companies in a timely and efficient manner so as to minimize the risk that the acquisition will result in the loss of customers or key employees. Integrating Emulex and Giganet will be a complex, time consuming and expensive process and may disrupt Emulex’s and Giganet’s business if not completed in a timely and efficient manner.

Integrating two companies like Emulex and Giganet involves a number of risks, including:

•	Diverting management’s attention from ongoing operations;

•	Difficulties and expenses in combining the operations, technology and systems of the two companies;

•	Difficulties and expenses in assimilating and retaining employees, including integrating teams that have not previously worked together;

•	Difficulties in creating and maintaining uniform standards, controls, procedures and policies;

•	Different geographic locations of the principal operations of Emulex and Giganet;

•	Challenges in attracting new customers;

•	Difficulties in demonstrating to existing customers that the acquisition will not result in adverse changes to product quality, lead time for product deliveries or customer service standards; and

•	Potential adverse short-term effects on operating results, primarily as a result of increased costs resulting from the integration of the operations of the two companies.

      We may not be able to successfully integrate the operations of Giganet or realize any of the anticipated benefits of an acquisition. A failure to do so could have a material adverse effect on our business, financial condition and operating results.

The purchase accounting treatment of the acquisition of Giganet resulted in a sizable one-time in-process research and development charge, and in sizable recurring amortization charges for acquisition-related intangibles and other items, which have generated and will likely continue to generate net losses for us.

      We incurred a one-time charge of $22,280 for in-process research and development upon the close of the acquisition, which negatively impacted our results of operations in fiscal 2001. In addition, we have and will continue to incur acquisition-related expenses associated with the amortization of goodwill and other intangibles until the adoption of Financial Accounting Standards Board, or FASB, Statement 142 as well as noncash compensation charges arising out of Giganet options assumed by the Company. Furthermore, based on the overall decline in the valuations of technology companies and general economic conditions, as well as the extensive effort needed to comply with FASB Statements 141 and 142, it is reasonably possible that upon the adoption of FASB Statements 141 and 142, we will have a transitional impairment loss. The valuation of the acquisition was approximately $689,000 which resulted in approximately $642,000 of goodwill and other intangibles related to the acquisition. We are amortizing these intangibles over periods of two to seven years, and the resulting recurring quarterly charges are expected to exceed our current level of pretax earnings, until we adopt FASB Statement 142, potentially generating a net loss for us in upcoming quarters.

Competitors of Emulex and Giganet may increase their competitive pressures on the integrated businesses, or make announcements challenging the expected benefits of the acquisition, causing our stock price to decline.

      As integrated businesses, Emulex and Giganet will face the combined competitive pressure from existing competitors of both companies. Some of these competitors may see the integrated businesses as a new threat and exert greater competitive pressures than either company currently faced previously. Some competitors may join together, through agreements or acquisitions, to face the challenge or perceived challenge that the acquisition presents. If we are not able to adequately respond to this increased competition, the companies’ integrated businesses, financial conditions and operating results would be adversely affected.

      In addition, competitors may make public announcements that challenge or question our expectation that the acquisition will result in benefits. Such announcements could cause our stock price to decline. In addition, if such announcements require a response from us, such announcements could disrupt and delay our attempts to integrate the two companies, which could have a material adverse effect on our business, financial condition and operating results.

Risks Related to the Notes

These notes are unsecured and will be subordinated to any future senior indebtedness.

      The notes are general unsecured obligations of Emulex and will be subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults on any future senior indebtedness that we may incur.

      The notes also will be effectively subordinated to the liabilities, including trade payables, of our subsidiaries. We conduct a significant portion of our operations through subsidiaries. As of March 31, 2002, we had no senior indebtedness outstanding to which the notes would have been effectively subordinated.

We and our subsidiaries are not restricted pursuant to the terms of the indenture from incurring substantially more debt. This could adversely affect our ability to pay our obligations on the notes.

      We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. In addition, we are not restricted from paying dividends or issuing or repurchasing our securities under the indenture.

Use of the proceeds of the note offering may require us to raise additional capital in order to repay the notes.

      To the extent that we utilize the proceeds from the original private placement of the notes in a manner that results in us not having sufficient liquidity and capital resources to repay the principal amounts of the notes when due, we may not have sufficient capital resources to repay the notes. As a result, we may be forced to raise additional funds through public or private debt or equity financings, which may not be available on favorable terms, if at all. If such financings were not available on favorable terms, our results of operations and financial condition could be materially adversely affected.

We may be unable to meet the requirements under the indenture to purchase the notes upon a change in control.

      Upon a change in control, as defined in the indenture, the note holders may require us to purchase all or a portion of their notes. If a change in control were to occur, we may not have enough funds to pay the purchase price for all tendered notes. Future credit agreements or other agreements relating to our indebtedness might prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of other future debt. In such circumstances, the subordination provisions of the indenture would possibly limit or prohibit payments to the note holders. The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford the note holder protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Our stock price is subject to volatility.

      Prior to electing to convert the notes, the note holder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock trades on The Nasdaq National Market under the symbol “EMLX.” On April 25, 2002, the last reported sale price of our common stock on Nasdaq was $29.29 per share. The initial conversion price of the notes is $53.84 per share. There have been previous quarters in which we have experienced shortfalls in revenue and earnings from levels expected by securities analysts and investors, which have had an immediate and significant adverse effect on the trading price of our common stock. The market prices of our securities are subject to significant fluctuations. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes.

We are a holding company and depend on the business of our subsidiaries to satisfy our obligations under the notes.

      We are a holding company. Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to pay our debts depends on our subsidiaries’ cash flow and their payment of funds to us. In addition, our subsidiaries’

ability to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations, legal and regulatory restrictions and economic conditions.

An active trading market for the notes may not develop.

      We cannot assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, the ability of holders to sell their notes or the price at which holders of the notes will be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

The notes may not be rated or may receive a lower rating than anticipated.

      We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended					Six Months
						Ended
	June 27,	June 28,	June 27,	July 2,	July 1,	December 30,
	1997	1998	1999	2000	2001	2001

Ratio of earnings to fixed charges	4	N/A	34	319	51	N/A

      For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental expense we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by 10,926 in fiscal 1998 and by 64,261 for the six months ended December 30, 2001.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the notes or the shares of common stock issuable upon conversion of the notes by the selling securityholders.

SELLING SECURITYHOLDERS

      The notes were originally issued by us and sold to the initial purchasers in a private placement on January 29, 2002. The initial purchasers resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

      The following table sets forth information with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling securityholders to us in a selling securityholder questionnaire and is as of the date specified by the holders in those questionnaires. The selling securityholders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. As of April 22, 2002, we had $345,000,000 in principal amount of the notes and                     shares of common stock outstanding. As of April 22, 2002, no selling securityholder named in the table below beneficially owns 1% or more of our common stock assuming conversion of a selling securityholder’s notes.

	Principal				Shares of
	Amount of				Common
	Notes		Shares of	Shares of	Stock Owned
	Beneficially		Common	Common	After
	Owned That	Percentage	Stock Owned	Stock That	Completion
	May Be	of Notes	Prior to the	May Be	of the
Name of Beneficial Owner	Offered	Outstanding	Offering(1)(2)	Offered(2)	Offering

1976 Distribution Trust FBO A.R. Lauder/ Zinterhofer	$13,000	*	241	241	—
1976 Distribution Trust FBO Jane A. Lauder	24,000	*	445	445	—
2000 Revocable Trust FBO A.R. Lauder/ Zinterhofer	12,000	*	222	222	—

	Principal				Shares of
	Amount of				Common
	Notes		Shares of	Shares of	Stock Owned
	Beneficially		Common	Common	After
	Owned That	Percentage	Stock Owned	Stock That	Completion
	May Be	of Notes	Prior to the	May Be	of the
Name of Beneficial Owner	Offered	Outstanding	Offering(1)(2)	Offered(2)	Offering

Advent Convertible Master Cayman L.P.	$5,070,000	1.47%	94,170	94,170	—
AFTRA Health Fund	170,000	*	3,157	3,157	—
Alpha US Sub Fund 4, LLC	625,000	*	11,608	11,608	—
Alta Partners Holdings LDC	10,000,000	2.90%	185,740	185,740	—
Allentown City Firefighters Pension Plan	43,000	*	798	798	—
Allentown City Officers and Employees Pension Fund	15,000	*	278	278	—
Allentown City Police Pension Plan	81,000	*	1,504	1,504	—
Amaranth LLC	28,630,000	8.30%	531,773	531,773	—
American Motorist Insurance Company	969,000	*	17,998	17,998	—
Arapahoe County Colorado	94,000	*	1,745	1,745	—
Arkansas Teachers Retirement System	3,352,000	*	62,260	62,260	—
Baptist Health of South Florida	554,000	*	10,289	10,289	—
Black Diamond Offshore Ltd.	720,000	*	13,373	13,373	—
Black Diamond Convertible Offshore LDC	724,000	*	13,447	13,447	—
British Virgin Islands Social Security Board	135,000	*	2,507	2,507	—
City of New Orleans	388,000	*	7,206	7,206	—
City University of New York	214,000	*	3,974	3,974	—
Double Black Diamond Offshore LDC	4,206,000	1.2%	78,122	78,122	—
Engineers Joint Pension Fund	453,000	*	8,414	8,414	—
Grace Brothers Management, LLC	2,500,000	*	46,435	46,435	—
Grace Brothers, Ltd.	1,000,000	*	18,574	18,574	—
Grady Hospital Foundation	205,000	*	3,807	3,807	—
Granville Capital Corporation	5,000,000	1.5%	92,870	92,870	—
HFR Convertible Arbitrage Account	525,000	*	9,751	9,751	—
Highbridge International LLC	20,000,000	5.8%	371,480	371,480	—
Innovest Finanzdienstleistungs AG	450,000	*	8,358	8,358	—
KBC Financial Products (Cayman Islands) Limited	95,000,000	27.5%	1,764,530	1,764,530	—
KBC Financial Products USA, Inc.	2,850,000	*	52,935	52,935	—
LDG Limited	500,000	*	9,287	9,287	—
Lumberman’s Mutual Casualty	486,000	*	9,026	9,026	—
Lyxor	375,000	*	6,965	6,965	—
Mainstay Convertible Fund	2,270,000	*	42,162	42,162	—

	Principal				Shares of
	Amount of				Common
	Notes		Shares of	Shares of	Stock Owned
	Beneficially		Common	Common	After
	Owned That	Percentage	Stock Owned	Stock That	Completion
	May Be	of Notes	Prior to the	May Be	of the
Name of Beneficial Owner	Offered	Outstanding	Offering(1)(2)	Offered(2)	Offering

Mainstay VP Convertible Portfolio	$740,000	*	13,744	13,744	—
Minnesota Power and Light	165,000	*	3,064	3,064	—
Motion Pictures Industry	533,000	*	9,899	9,899	—
Municipal Employees	350,000	*	6,500	6,500	—
New Orleans Firefighters Pension/Relief Fund	210,000	*	3,900	3,900	—
New York Life Insurance Company	3,550,000	1.0%	65,937	65,937	—
New York Life Separate Account #7	270,000	*	5,014	5,014	—
Nicholas Applegate Convertible Fund	1,413,000	*	26,245	26,245	—
Occidental Petroleum Corporation	396,000	*	7,355	7,355	—
Physicians Life	177,000	*	3,287	3,287	—
Policeman and Firemen Retirement System of the City of Detroit	961,000	*	17,849	17,849	—
Pro-Mutual	1,151,000	*	21,378	21,378	—
Robertson Stevens	3,000,000	*	55,722	55,722	—
San Diego City Retirement	1,063,000	*	19,744	19,744	—
San Diego County Convertible	1,620,000	*	30,089	30,089	—
Screen Actors Guild Pension Convertible	490,000	*	9,101	9,101	—
Shell Pension Trust	611,000	*	11,348	11,348	—
Sunrue Partners LLC	12,270,000	3.6%	227,902	227,902	—
The Grable Foundation	181,000	*	3,361	3,361	—
TQA Master Fund LTD	4,000,000	1.2%	74,296	74,296	—
TQA Master Plus Fund LTD	4,000,000	1.2%	74,296	74,296	—
Trustmark Insurance Company	529,000	*	9,825	9,825	—
Wake Forest University	667,000	*	12,388	12,388	—
Writers Guild-Industry Health Fund	290,000	*	5,386	5,386	—
Wyoming State Treasurer	952,000	*	17,682	17,682	—
Zurich Institutional Purchaser Mutual Fund Limited	500,000	*	9,287	9,287	—
Any other holders of notes or future transferee from any holder(3)(4)	117,258,000	34.0%	2,177,980	2,177,980
Total	$345,000,000	100%	6,408,030	6,408,030	0

*	Less than one percent.

(1)	Includes common stock into which the notes are convertible.

(2)	Assumes a conversion rate of 18.574 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.

(3)	Information concerning other selling securityholders of notes and shares of common stock issuable upon conversion of the notes will be set forth in prospectus supplements from time to time, if required.

(4)	Assumes that any other holders of notes or any future transferee from any holder does not beneficially own any common stock other than common stock into which the notes are convertible at the conversion rate of 18.574 shares per $1,000 principal amount of notes.

      None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. We sold the notes to the initial purchaser in a private transaction on January 29, 2002. The selling securityholders purchased the notes from the initial purchasers in transactions exempt from the registration requirements of the Securities Act. All of the notes were “restricted securities” under the Securities Act prior to this registration.

      Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease. See, “Description of the Notes — Conversion of the Notes.”

PLAN OF DISTRIBUTION

      The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

      In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling securityholders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

      The aggregate proceeds to the selling securityholders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

      Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

      In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

      To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

      We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling securityholders incident to the offering and sale of the notes and the common stock.

DESCRIPTION OF THE NOTES

      We issued the notes under an indenture dated as of January 29, 2002 between us and State Street Bank and Trust Company of California, N.A., as trustee. The following summarizes some, but not all, provisions of the notes and the indenture and the registration rights agreement. We urge you to read the indenture and the registration rights agreement because they, and not this description, define the rights of holders of the notes. A copy of the form of the registration rights agreement, the indenture and the form of certificate evidencing the notes will be made available to holders upon request.

      In this section of the prospectus entitled “Description of the Notes,” when we refer to “Emulex,” “we,” “our,” or “us,” we are referring to Emulex Corporation and not any of its subsidiaries.

General

      The notes are general unsecured obligations of Emulex and are subordinate in right of payment as described under “Subordination of Notes.” The notes are convertible into common stock as described under “Conversion of Notes.” The notes are limited to $345,000,000 aggregate principal amount.

      The notes are issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on February 1, 2007, unless earlier redeemed at our option or purchased by us at the holders’ option upon a change in control.

      Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. Holders are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Emulex, except to the extent described under “Purchase of Notes Upon a Change in Control.”

      The notes bear interest at the annual rate of 1.75%, which rate may be increased as described in “Registration Rights” below, from January 29, 2002. Interest will be payable on February 1 and August 1 of each year, beginning August 1, 2002, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest will be January 15 and July 15. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

      On our behalf, the trustee maintains an office in the City of New York where the notes may be presented for registration, transfer, exchange or conversion. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

      Holders will have the right, at their option, to convert their notes into shares of our common stock at any time prior to maturity, unless previously redeemed or purchased, at the conversion price of $53.84 per share, subject to the adjustments described below. This is equivalent to a conversion rate of approximately 18.574 shares per $1,000 principal amount of notes.

      Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes. If holders submit their notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes called for redemption or subject to purchase following a change in control on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), holders must pay funds equal to the interest payable on the principal amount being converted. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and holders surrender their notes for conversion on a date that is not an interest payment date, holders will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

      We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the common stock on the last trading day prior to the date of conversion.

      If the notes are called for redemption or are subject to purchase following a change in control, the conversion rights of holders on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, or such earlier date as the notes are presented for redemption or for purchase, unless we default in the payment of the redemption price or purchase price, in which case, the conversion rights will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. Holders who have submitted their notes for purchase upon a change in control may only convert their notes if they withdraw their election in accordance with the indenture.

      The conversion price will be adjusted upon the occurrence of:

(1) the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2) the subdivision or combination of our outstanding common stock;

(3) the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4) the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

(A)	dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

(B)	dividends or distributions exclusively in cash referred to in clause (5) below; and

(C)	distribution of rights to all holders of common stock pursuant to an adoption of a shareholder rights plan;

(5) the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with:

(A)	any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment; and

(B)	all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

(6) the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with:

(A)	any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment; and

(B)	all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

      To the extent that our rights plan is still in effect, upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights described in our rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions. See “Description of Capital Stock.” If we implement a new rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

      In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving Emulex; or

•	a sale or conveyance to another person of the property and assets of Emulex as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

      Holders may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. See “Certain United States Federal Income Tax Considerations.”

      We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

      No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

Subordination of Notes

      The payment of the principal of, premium, if any, and interest on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of any future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the note holders. The indenture requires that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

      We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or other persons permitted to give such notice under the indenture.

We are required to resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

      As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

      If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

      A portion of our operations are conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

      As of March 31, 2002, we and our subsidiaries had no senior indebtedness outstanding to which the notes would be effectively subordinated.

      Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

      We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

      Certain defined terms set forth herein have the following meanings:

      “Designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

      “Indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of Emulex or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);

(7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

      “Senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of Emulex whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Emulex, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1) indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; and

(2) any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Optional Redemption by Emulex

      We may redeem the notes on or after February 5, 2005, on at least 20 days and no more than 60 days notice, in whole or in part, at the following redemption prices expressed as percentages of the principal amount:

Redemption
Period	Price

Beginning on February 5, 2005, through January 31, 2006	100.44%
Beginning on February 1, 2006, and thereafter	100.00%

In each case, together with accrued interest up to but not including the redemption date; provided that if the redemption date falls after an interest payment record date and on or before an interest payment date, then the interest payment shall be payable to holders of record on the relevant record date.

      If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of a holders’ notes are selected for partial redemption and a holder convert a portion of its notes, the converted portion will be deemed to be part of the portion selected for redemption.

      No sinking fund is provided for the notes.

Purchase of Notes upon a Change in Control

      If a change in control occurs, holders will have the right to require us to purchase all or any part of their notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes together with accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

      We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

•	information about and the terms and conditions of the change in control;

•	information about the holders’ right to convert the notes;

•	the holders’ right to require us to purchase the notes;

•	the procedures required for exercise of the purchase option upon the change in control; and

•	the name and address of the paying and conversion agents.

      Holders must deliver written notice of their exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. A holder who wishes to withdraw this election must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

      A change in control will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” is or becomes the “beneficial owner,” directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

•	the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of Emulex (whether or not otherwise in compliance with the indenture).

      However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

For purposes of this change in control definition:

•	“person” or “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner “will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•	“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

•	“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

      The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances.

There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot give any assurance as to how a court would interpret this phrase under applicable law if holders elect to exercise their rights following the occurrence of a transaction which holders believe constitutes a transfer of “all or substantially all” of our assets.

      We will under the indenture:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

      This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers.

      We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

      We could enter into future debt agreements that may prohibit our redemption or repurchase of the notes and provide that a change in control constitutes an event of default.

      We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

      If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of this debt to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

Events of Default

      Each of the following will constitute an event of default under the indenture:

(1) we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

(2) we fail to pay any interest, including any additional interest, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(3) we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

(4) we fail to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

(5) we fail to provide timely notice of;

(6) any indebtedness for money borrowed by us or one of our significant subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly, or indirectly, by us) in an outstanding principal amount in excess of $35 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture; and

(7) certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

      If an event of default, other than an event of default described in clause (7) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

      After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

      Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

      No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

      However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

      Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal, premium or interest on any note when due;

•	we fail to convert any note into common stock; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

      We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not Emulex, to the officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

      We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or interest on, any note;

•	reduce the principal amount of or any premium or interest on any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the place or currency of payment of principal of, or any premium or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

•	modify the subordination provisions in a manner materially adverse to the holders of notes;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

      We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

Consolidation, Merger and Sale of Assets

      We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

•	the successor person, if any, is a corporation organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture; and

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and other conditions specified in the indenture are met.

Registration Rights

      The following description is a summary of the material terms of the registration rights agreement. Holders should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes.

      We have agreed to file this shelf registration statement under the Securities Act not later than 90 days after the first date of the original issuance of the notes to register resales of the notes and the shares of common stock into which the notes are convertible. The notes and the common stock issuable upon conversion of the notes are referred to collectively as “registrable securities.” We will use our best efforts to have this shelf registration statement declared effective as promptly as practicable but not later than 180 days after the first date of the original issuance of the notes, and to keep it effective until the earliest of:

(1) two years from the date we file the shelf registration statement;

(2) the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

(3) the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

      A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreement which are applicable to such holder.

      If:

(1) on or prior to the 90th day after the latest date of original issuance of the notes, the shelf registration statement has not been filed with the SEC;

(2) on or prior to the 180th day after the latest date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC;

(3) after the shelf registration statement has been declared effective but (A) the shelf registration statement thereafter ceases to be effective or (B) the shelf registration statement or the prospectus ceases to be usable in accordance with and during the periods specified in the registration rights agreement (subject to certain exceptions),

(we refer to each such event described above in clauses (1) through (3) as a registration default), additional interest will accrue on the notes that are registrable securities in addition to the rate set forth in the title of the notes, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at the rate of 0.5% per year. However, a registration default pursuant to (3) above, shall be deemed not to have occurred and be continuing in relation to the shelf registration statement or the related prospectus if we proceed promptly and in good faith to amend or supplement the shelf registration statement and related prospectus so as to cure any defects that cause it not to be usable; provided, however, that in any case if a registration default occurs (1) for a period in excess of 45 days in any 90 day period or (ii) for an aggregate of 90 days in any 12 month period, additional interest shall be payable in accordance with the preceding sentence from the day such registration default occurs until such registration default is cured. In addition, pursuant to the terms of the registration rights agreement, in the sole event that the SEC does not permit us to include a holder as a selling securityholder in the shelf registration statement after it has been declared effective and we are required to file a new registration statement, we will not be deemed to be in default pursuant to (3) above from the date we are notified by the SEC until the date the new registration statement is declared effective.

      We have given notice of our intention to file the shelf registration statement, which we refer to as a filing notice, to each of the holders of the notes in the same manner as we would give notice to holders of notes under the indenture.

      We will give notice to all holders who have provided us with the notice and questionnaire described below of the effectiveness of the shelf registration statement. Holders are required to deliver a notice and questionnaire prior to the effectiveness of the shelf registration statement so that they can be named as selling securityholders in the prospectus. Upon receipt of completed questionnaires from holders after the effectiveness of the shelf registration statement, we will, as promptly as practicable, file any amendments or supplements to the shelf registration statement so that holders may use the prospectus.

      We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the shelf registration statement and related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities.

Satisfaction and Discharge

      We may discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Transfer and Exchange

      We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

      All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

      We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

      We will replace mutilated, destroyed, stolen or lost notes at the holder’s expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

      The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

      State Street Bank and Trust Company of California, N.A. has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

      The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

      We initially issued the notes in the form of one or more global securities. The global security was deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders may hold their beneficial interests in the global security directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

      Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

      So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as owners of a beneficial interest in the global security, holders will not be entitled to have the notes represented by the global security registered in their name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      We will make payments of principal, premium, if any, and interest (including any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under the heading “Transfer Restrictions.”

      Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF CAPITAL STOCK

Common Stock

      As of April 22, 2002, there were 81,638,427 shares of our common stock outstanding that were held of record by approximately 671 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

      Our Certificate of Incorporation authorizes our board of directors to issue up to 1,000,000 shares of preferred stock without any vote or action by our stockholders. Our board of directors may issue preferred stock in one or more series and determine the dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the designation of, and the number of shares constituting each series. The preferred stock that can be authorized by our board of directors could have preference over our common stock with respect to dividends and other distributions and upon our liquidation. In addition, the voting power of our outstanding common stock may become diluted in the event that the board of directors issues preferred stock with voting rights.

      In connection with our Rights Agreement, described below, our board of directors has designated and reserved for issuance 150,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share. We may issue these shares of Series A Junior Participating Preferred Stock under certain circumstances if, as discussed below, the rights distributed to our stockholders pursuant to the Rights Agreement become exercisable. We have no present plans to issue, or reserve for issuance, any other series of preferred stock.

Anti-Takeover Effects of Provisions of Our Charter, Bylaws, Rights Agreement and Delaware Law

Certificate of Incorporation and Bylaws

      Our Certificate of Incorporation provides that our board of directors may issue, without stockholder action, up to 1,000,000 shares of preferred stock with voting or other rights. As described above, our board of directors has designated 150,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with a Rights Agreement. Our Certificate of Incorporation also provides that our stockholders do not have cumulative voting rights, and stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors. Our Bylaws provide that only our President, our board of directors and the Chairman of our board of directors may call a special meeting of stockholders. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management. These provisions are intended to enhance the likelihood of continued stability in the composition of the board of directors and in the policies furnished by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Rights Agreement

      Emulex has a rights agreement with Chase Mellon Shareholder Services LLC as rights agent. The following description of the rights agreement is qualified in its entirety by reference to the terms and conditions of the rights agreement. Under the rights agreement, rights attached to each share of Emulex common stock outstanding and, when they become exercisable, entitle the registered holder to purchase, from Emulex, a unit consisting of one one-hundredths of a share of Series A Junior Participating Preferred stock, par value $0.01 per share at a price of $300.00 per unit subject to adjustment.

      The rights will become exercisable if:

•	A person or a group of affiliated or associated persons (an “Acquiring Person”) has acquired or obtained the right to acquire 20% or more of Emulex’s common stock then outstanding;

•	A person becomes the beneficial owner of 30% or more of the then outstanding shares of Emulex common stock;

•	An Acquiring Person engages in one or more self-dealing transactions with Emulex; or

•	An event occurs resulting in an Acquiring Person’s interest being increased by more than 1%.

      These rights will expire on January 19, 2009 (the “Expiration Date”) unless the date is extended or unless the rights are earlier redeemed or exchanged by Emulex as summarized below. Upon exercise and payment of the purchase price for the rights, the rights holder (other than an Acquiring Person) will have the right to receive Emulex common stock (or, in certain circumstances, cash, property or other securities of Emulex) equal to two times the purchase price. Emulex is entitled to redeem all, but not less than all of the then-outstanding rights at a redemption price of $0.01 per right, subject to adjustment, at any time prior to the close of business on the Expiration Date, or 10 days following the time that a person has acquired beneficial ownership of 20 or more of the shares of Emulex stock then outstanding.

      The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group of persons that attempts to acquire Emulex on terms not approved by the Emulex board of directors. The rights should not interfere with any merger or other business combination approved by the Emulex board of directors prior to the time that a person or group has acquired such 20% beneficial ownership since the rights may be redeemed or amended by the board of directors until that time.

Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding notes or common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to holders who will hold the notes and common stock as “capital assets” within the meaning of Section 1221 of the Code. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

      All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock in their particular situations.

U.S. Holders

      As used herein, the term “U.S. Holder” means a beneficial holder of a note or common stock that for United States federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b)of the Code) of the United States (unless such person is not treated as a resident of the U.S. under an applicable income tax treaty), (ii) a corporation formed under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the

United States and the control of a United States person as described in Section 7701(a)(30)of the Code. A “Non-U.S. Holder” is any holder of a note or common stock other than a U.S. Holder or a foreign or domestic partnership.

      If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

Interest

      Interest on the notes will generally be included in a U.S. Holder’s gross income as ordinary income for U.S. federal tax purposes at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. If the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a note before the resolution of the contingencies. In certain circumstances, holders of our notes could receive payments in excess of stated principal or interest. First, if we call the notes for optional redemption, holders would be entitled to receive a payment in excess of stated principal and interest. Second, if we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional amounts in the manner described in the section “Description of Notes.” We do not believe that the notes should be treated as contingent debt instruments because of these potential additional payments. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments or as having original issue discount. Our position in this regard is binding on U.S. Holders unless they disclose their contrary position.

      In the event we pay additional amounts because we have not complied with our obligations under the registration rights agreement, we intend to take the position that such additional amounts will be taxable to a U.S. Holder as ordinary income in accordance with such U.S. Holder’s method of accounting for U.S. income tax purposes. The IRS, however, may take a different position, which could effect the timing of a U.S. Holder’s income.

      Under section 279 of the Code, deductions otherwise allowable to a corporation for interest may be reduced or eliminated with respect to “corporation acquisition indebtedness,” which is generally defined to include subordinated convertible debt issued to provide consideration for the acquisition of stock or two-thirds of the assets (excluding money) of another corporation, and either (i) the acquiring corporation has a debt to-equity ratio (with assets measured by reference to tax basis for this purpose) that exceeds two-to-one or (ii) the projected earnings (the average annual earnings, determined with certain adjustments, for the three-year period ending on the last day of the taxable year in which the corporation issues an obligation) of the corporation (and possibly the acquired corporation) do not exceed three times the annual interest costs of the corporation (and possibly the acquired corporation). Our deductions for interest on the notes could be reduced or eliminated if the notes meet the definition of corporate acquisition indebtedness in the year of issue. In addition, the notes could become corporate acquisition indebtedness in a later year if we initially meet the debt-to-equity ratio and earnings tests, but fail one or both tests in a later year during which we issue indebtedness for corporate acquisitions. The availability of an interest deduction with respect to the notes was not determinative in our issuance of the notes.

Conversion of Notes Into Common Stock

      A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares of common stock received on conversion will equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash). The holding period of such common stock received on conversion will generally include the period during which the converted notes were held prior to conversion.

      The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution.

Sale, Exchange or Retirement of the Notes

      Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), redemption, retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder’s adjusted tax basis in the notes. Subject to the discussion under “Market Discount” below, any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a note should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held or deemed held for more than 12 months at the time of the sale or exchange. Generally, the maximum long term capital gains rate for individuals is 20%. Capital gain that is not long term capital gain is taxed at ordinary income rates. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by such holder increased by any “market discount” previously included in income and decreased by any amortized premium. The deductibility of capital losses is subject to certain limitations.

Market Discount

      A note will be treated as purchased at a market discount (a “market discount note”) if the note’s stated redemption price at maturity exceeds the U.S. Holder’s adjusted tax basis in the note by at least  1/4 of 1% of such note’s stated redemption price at maturity multiplied by the number of complete years from the date of such purchase to the note’s maturity. If such excess is not sufficient to cause the note to be a market discount note, then such excess constitutes “de minimus market discount” and the note is not subject to the rules discussed in the following paragraph.

      Any gain recognized on the maturity or disposition of a market discount note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such note. Alternatively, a U.S. Holder of a market discount note may elect to include market discount in income currently over the life of the note. Such an election applies to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. Market discount on a market discount note will accrue on a straight-line basis unless the U.S. Holder elects to accrue such market discount on a constant-yield method. Such an election shall apply only to the note with respect to which it is made and may not be revoked. A U.S. Holder of a market discount note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such note, in an amount not exceeding the accrued market discount on such note, until the maturity or disposition of the note. If a U.S. Holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

Notes Purchased at a Premium

      A U.S. Holder that purchases a note for an amount in excess of its principal amount, disregarding any amount paid for the note that is attributable to its conversion feature, may elect to treat such excess as “amortizable bond premium,” in which case the amount required to be included in the U.S. Holder’s income each year with respect to interest on the note will be reduced by the amount of amortizable bond premium allocable (based on the note’s yield to maturity) to such year. The amount attributable to the conversion feature is generally equal to the value of the conversion option. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest on which is excludible from gross income) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS.

The Common Stock

      Distributions, if any, paid on the common stock, to the extent made from our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be included in a U.S. Holder’s income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) as they are paid. Gain or loss realized on the sale or exchange of common stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such common stock. Subject to the discussion under “Market Discount” above, any such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than twelve months. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

      A U.S. Holder of notes or common stock may be subject to “backup withholding” at a rate currently of 30% (which percent will be reduced periodically to 28 percent in 2006) with respect to certain “reportable payments,” including interest payments, dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) fails to report properly interest or dividends, (iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding or if (iv) the IRS provides notification that the U.S. Holder has furnished us with an incorrect TIN. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

      We will report to the U.S. Holders of notes and common stock and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

      The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

      For purposes of withholding tax on interest and dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest

      Generally any interest paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as “portfolio interest.” Generally interest on the notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the applicable provisions of the Code and (ii) the withholding agent receives a qualifying statement that the owner is not a U.S. resident and does not have actual knowledge or reason to know otherwise. To satisfy the qualifying statement requirements referred to in (ii) above, the beneficial owner of a note must provide a properly executable Form W-8BEN (or appropriate substitute form) prior to payment of interest.

      The gross amount of payments of interest to a Non-U.S. Holder of interest that does not qualify for the portfolio interest exemption and that is not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. income tax rates rather than be subject to withholding at the 30% or treaty-reduced gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of a note that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Dividends

      In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty.

Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into common stock. However, cash (if any) received in lieu of a fractional share or interest not previously included in income will be subject to U.S. federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of notes. The conversion price of the note is subject to adjustment under certain circumstances. Any such adjustment could, in certain circumstances, give rise to deemed distributions to Non-U.S. Holders. See “U.S. Holders — Conversion of Notes into Stock,” above. In such case, the deemed distribution would be subject to the rules above regarding withholding of U.S. Federal taxes on dividends in respect of common stock. See, “Dividends,” above.

Sales, Exchange or Redemption of Notes or Common Stock

      Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note or common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Information Reporting and Backup Withholding

      Generally, we must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

      Generally, information reporting and backup withholding of United States federal income tax at a current rate of 30% (which percent will be reduced periodically to 28 percent in 2006) may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the payee is a United States person.

      The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S-related person will generally not be subject to backup withholding. However, if such broker is (i) a U.S. person, (ii) a controlled foreign corporation for United States tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or holders otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

      The preceding discussion of certain United Stales federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

LEGAL MATTERS

      The validity of the notes and shares of common stock issuable upon conversion of the notes offered by this prospectus will be passed upon for us by Jeffer, Mangels, Butler & Marmaro LLP, Los Angeles, California.

EXPERTS

      The consolidated financial statements and schedule of Emulex Corporation and subsidiaries as of July 1, 2001 and July 2, 2000, and for each of the years in the three-year period ended July 1, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

      The following statement sets forth the estimated amounts of expenses to be borne by us in connection with the offering described in this Registration Statement:

Securities and Exchange Commission Registration Fee	$31,740
Nasdaq National Market filing fee	$—
Legal Fees and Expenses	$25,000
Accounting fees and expenses	$11,000
Miscellaneous expenses	$—
Total	$67,740

Item 15.     Indemnification of Directors and Officers.

      As permitted by Section 145 of the Delaware General Corporation Law (“Section 145”), the Registrant’s Certificate of Incorporation provides that the directors will not be liable to the Registrant or to any Stockholder for monetary damages for breach of fiduciary duty as a director, to the full extent that such limitation or elimination of liability is permitted under Delaware law.

      Also as permitted by Section 145, the Registrant’s Bylaws provide that the Registrant will indemnify its directors and officers to the full extent permitted under Delaware law. Pursuant to the Bylaws and Section 145, the Registrant will indemnify each director and officer against any liability incurred in connection with any action, suit, proceeding or investigation in which he may be involved by reason of serving in such capacity at the request of the Registrant.

      Each director and officer is also entitled to indemnification against costs and expenses (including attorneys’ fees) incurred in defending or investigating any action, suit, proceeding or investigation in which he may be involved by reason of serving in such capacity at the request of the Registrant. The Bylaws and indemnity agreements entered into between the Registrant and each of its directors require the Registrant to advance funds to a director or officer for such costs and expenses (including attorneys’ fees) upon receipt of an undertaking in writing by such director or officer to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified. Notwithstanding the foregoing, no advance shall be made by the Registrant if a determination is reasonably and promptly made by the Board by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel, that based upon the facts known to the Board or counsel at the time such determination is made: (i) the director or officer acted in bad faith or deliberately breached his duty to the Registrant or its stockholders; and (ii) as a result of such actions by the director or officer, it is more likely than not that it will ultimately be determined that such director or officer is not entitled to indemnification.

      The indemnification and advancement of expenses provided by the Bylaws and any indemnity agreements are not exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled under the Bylaws, indemnity agreements, any vote of stockholders or disinterested directors or otherwise. The indemnification and advancement of expenses provided by the Bylaws and the indemnity agreements continue as to a person who has ceased to be a director or officer and inure to the benefit of the heirs, executors and administrators of such a person.

      The Registrant has purchased a directors’ and officers’ liability insurance policy insuring directors and officers of the Registrant against any liability asserted against such person and incurred by such person in any such capacity, whether or not the Registrant would have the power to indemnify such person against such liability under the Bylaws or any indemnity agreement.

Item 16.     Exhibits.

      The following exhibits are filed as part of this Registration Statement:

Exhibit
Number	Description

4.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-4 (File No. 33-9995) filed November 6, 1986, as amended by post-effective amendment filed on June 15, 1989).
4.2	Amendment to Certificate of Incorporation (incorporated by reference to Annex B to the Registrant’s Proxy Statement dated January 24, 1994, filed January 24, 1994, for the Special Meeting of Stockholders held on February 24, 1994).
4.3	Certificate of Amendment of Certificate of Incorporation of the Registrant, effective December 15, 1999 (incorporated by reference to Exhibit 3.3 to the Registrant’s Annual Report on Form 10-K filed September 18, 2000).
4.4	Amendment to Certificate of Incorporation (incorporated by reference to Appendix A to Exhibit 3.4 to the Registrant’s Quarterly Report on Form 10Q filed on February 14, 2001).
4.5	By-laws (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 (File No. 33-40959) filed June 3, 1991).
4.6	Rights Agreement, dated January 19, 1989, as amended (incorporated by reference to Exhibit 4 to the Registrant’s Current Report on Form 8-K filed February 2, 1989).
4.7	Certificate regarding extension of Final Expiration Date of Rights Agreement, dated January 18, 1999 (incorporated by reference to Exhibit 4.2 of Amendment No. 2 to the Registration Statement on form S-3, filed on May 17, 1999).
4.8	Form of Note for Registrant’s 1.75% Convertible Subordinated Notes due February 1, 2007.
4.9	Indenture between the Registrant, as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee, dated January 29, 2002 related to the Registrant’s 1.75% Convertible Subordinated Notes due February 1, 2007.
4.10	Registration Rights Agreement between the Registrant and Credit Suisse First Boston Corporation dated January 29, 2002 related to the Registrant’s 1.75% Convertible Subordinated Notes due February 1, 2007.
5.1	Opinion of Jeffer, Mangels, Butler & Marmaro LLP as to legality of securities being registered.
10.16	Build to Suit Lease dated April 15, 2002 by and between C. J. Segerstrom & Sons and the Registrant.
12.1	Statement regarding computation of ratios.
23.1	Consent of KPMG LLP.
23.2	Consent of Jeffer, Mangels, Butler & Marmaro LLP (reference is made to Exhibit 5.1).
24.1	Power of Attorney (contained on page II-2).
25.1	Statement of Eligibility of Trustee.

Item 17.     Undertakings.

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 26th day of April, 2002.

EMULEX CORPORATION

BY:	/s/ PAUL F. FOLINO

PAUL F. FOLINO,
President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul F. Folino and Robert H. Goon, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments (including post-effective amendments) to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PAUL F. FOLINO Paul F. Folino	President, Chief Executive Officer and Director (Principal Executive Officer)	April 26, 2002

/s/ FRED B. COX Fred B. Cox	Chairman of the Board and Director	April 26, 2002

/s/ MICHAEL J. ROCKENBACH Michael J. Rockenbach	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	April 26, 2002

/s/ MICHAEL P. DOWNEY Michael P. Downey	Director	April 26, 2002

/s/ BRUCE C. EDWARDS Bruce C. Edwards	Director	April 26, 2002

/s/ ROBERT H. GOON Robert H. Goon	Director	April 26, 2002

/s/ DON M. LYLE Don M. Lyle	Director	April 26, 2002

/s/ CORNELIUS A. FERRIS Cornelius A. Ferris	Director	April 26, 2002

INDEX TO EXHIBITS

Exhibit
Number	Description

4.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-4 (File No. 33-9995) filed November 6, 1986, as amended by post-effective amendment filed on June 15, 1989).
4.2	Amendment to Certificate of Incorporation (incorporated by reference to Annex B to the Registrant’s Proxy Statement dated January 24, 1994, filed January 24, 1994, for the Special Meeting of Stockholders held on February 24, 1994).
4.3	Certificate of Amendment of Certificate of Incorporation of the Registrant, effective December 15, 1999 (incorporated by reference to Exhibit 3.3 to the Registrant’s Annual Report on Form 10-K filed September 18, 2000).
4.4	Amendment to Certificate of Incorporation (incorporated by reference to Appendix A to Exhibit 3.4 to the Registrant’s Quarterly Report on Form 10Q filed on February 14, 2001).
4.5	By-laws (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 (File No. 33-40959) filed June 3, 1991).
4.6	Rights Agreement, dated January 19, 1989, as amended (incorporated by reference to Exhibit 4 to the Registrant’s Current Report on Form 8-K filed February 2, 1989).
4.7	Certificate regarding extension of Final Expiration Date of Rights Agreement, dated January 18, 1999 (incorporated by reference to Exhibit 4.2 of Amendment No. 2 to the Registration Statement on form S-3, filed on May 17, 1999).
4.8	Form of Note for Registrant’s 1.75% Convertible Subordinated Notes due February 1, 2007.
4.9	Indenture between the Registrant, as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee, dated January 29, 2002 related to the Registrant’s 1.75% Convertible Subordinated Notes due February 1, 2007.
4.10	Registration Rights Agreement between the Registrant and Credit Suisse First Boston Corporation dated January 29, 2002 related to the Registrant’s 1.75% Convertible Subordinated Notes due February 1, 2007.
5.1	Opinion of Jeffer, Mangels, Butler & Marmaro LLP as to legality of securities being registered.
10.16	Build to Suit Lease dated April 15, 2002 by and between C. J. Segerstrom & Sons and the Registrant.
12.1	Statement regarding computation of ratios.
23.1	Consent of KPMG LLP.
23.2	Consent of Jeffer, Mangels, Butler & Marmaro LLP (reference is made to Exhibit 5.1).
24.1	Power of Attorney (contained on page II-2).
25.1	Statement of Eligibility of Trustee.